 Michael Gilmore
 Chief Executive Officer
 Gilmore Homes  Gilmore Loans, LLC
 5401 Old National Highway, #419
 Atlanta, Georgia 30349

 August 12, 2019

 United States Securities and Exchange Commission (SEC)
 Division of Corporation Finance
 Office of Real Estate and Commodities
 Washington, D.C. 20549

 Re: Gilmore Homes Gilmore Loans LLC
            Amendment No. 1 to
            Offering Statement on Form 1-A
            Filed August 8, 2019
            File no. 024-11011

 Dear Securities and Exchange Commission (SEC).

 Re: Now Hired Escrow and Transfer Agent (See EDGAR Attachments, Amended)

 COMES NOW Michael Gilmore, the Chief Executive Officer of Gilmore Homes Gilmore Loans, LLC informing the SEC that contrary to my last amendment and correspondence letter, an Escrow and Transfer Agent Agreement have been mutually agreed upon between Gilmore Homes Gilmore Loans, LLC, and Securities Transfer Corporation (STC). Previously, we could not come to financial terms. Now, the Company contacted and informed me that they will now honor the fees and costs involved I requested. Therefore, information to my last Amendment appertaining to my Form 1A/A has to be changed and other information throughout the document stating thereunto that Gilmore Homes Gilmore Loans now have both Escrow and
 Transfer Agent, and the parties have reached an agreement after the former discussions fell through / did not materialize.

 Sincerely,

 Michael Gilmore, CEO
 Gilmore Homes Gilmore Loans, LLC